Golenbock Eiseman Assor Bell & Peskoe LLP

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New York, New York 10017

(212) 212-907-7300

April 30, 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Irene Paik, Esq. and Joseph McCann, Esq.

Re:	Origin Agritech Limited. Registration Statement on Form F-1

Filed on April 16, 2020
File No. 333-237712

Dear Ms. Paik and Mr. McCann:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2020. This letter sets forth below the comments of that letter to the Registration Statement on Form F-1, File No. 333-237712 (“Registration Statement”), of Origin Agritech Limited (the “Company”) filed on April 16, 2020, followed by the responses of the Company. I am responding on behalf of the Company as its counsel.

Registration Statement on Form F-1, Filed April 16, 2020

General

1.	We note your Form 6-K filed March 10, 2020 indicating that you received notice from the NASDAQ Stock Market that you had a capital deficiency under the continued listing rules of NASDAQ and your press release dated April 15, 2020 indicating that you received RMB137.66 million from Beijing Changping Technology Innodevelop Group (BC-TID) and entered into a definitive framework agreement with BC-TID. Please revise your prospectus to disclose these events.

Response:

The Company has made the following updates to the prospectus disclosure about the capital deficiency and the receipt of funds from BC-TID:

a) Page 5, in the introduction about the Company, revised and additional language was added about the BC-TID arrangement and loan, and new disclosure was added about the NASDAQ capital deficiency of the Company;

b) Page 23, a new risk factor about the NASDAQ capital deficiency of the Company was added;

c) Page 32, in the business discussion, revised and additional language was added about the BC-TID arrangement and loan; and

d) Page 49, in the MD&A, additional language was added about the BC-TID arrangement and loan and the equity line of credit.

There was also added updated discussion about the impact of the Covid-19 virus on the Company in the revised risk factor on page 17 and the addition of Covid-19 discussion on page 48 in the MD&A.

There were other technical updating changes to change certain references to an April 30 date from an April 16 date and updating changes to the exhibits index and signature pages.

Based on the Financial Reporting Manual, Topic 4 – Independent Accountant’s Involvement, Subpart 4810.3, the Company is not including accountant consents in the Amendment No. 1 to the Registration Statement, as the two consenting accounting firms provided their respective consents for the initial filing of the Registration Statement made on April 16, 2020, and since that date, which is less than 30 days prior to the date of the filing of Amendment No. 1 to the Registration Statement, there has been no event that is material to the Company, and no changes have been made to the financial statements or notes thereto included in the registration statement as initially filed.

The Company has asked me to relay to the Staff that it and its management understand that they are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, and the prospectus contained therein, notwithstanding any review, comments, actions, or absence of actions by the Staff.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349 or email the undersigned at ahudders@golenbock.com. Thank you for your attention to this matter.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders,

cc:	Mr. James Chen, CFO of the Company